FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

November 11, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of
1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: November 11, 2003	By
	Name:	Susan M. Henderson
	Title:	Deputy Company Secretary

List of exhibits to the FORM 6-K dated November 11, 2003

1.     News Release — Licensing Announcement

Amersham Licenses Early-Stage Alzheimer’s Disease PET Agents from University of Pittsburgh

LONDON, U.K., and Pittsburgh, PA, November 11, 2003 — Amersham (LSE,NYSE,OSE:AHM), a leader in medical diagnostics and in life sciences, announced the in-licensing of a class of molecules from the University of Pittsburgh targeting amyloid plaque in the brain. Amersham’s strategy is to identify a lead candidate for clinical evaluation as a PET (Positron Emission Tomography) diagnostic and monitoring agent for Alzheimer’s Disease. Financial terms of this agreement have not been disclosed.

Other molecules in the class will also be utilized by Amersham’s pharmaceutical company partners through the Company’s Imanet™ network of imaging research centres to accelerate and facilitate the development of novel therapeutic drugs that target Alzheimer’s Disease.

“The in-licensing of these molecules demonstrates our strategy of moving into key disease areas where there is both considerable medical need. Over several years, through our collaboration with the University of Pittsburgh, we have evaluated these molecules and have amassed a compelling body of pre-clinical and clinical data supporting their safety and utility. These molecules bind directly to amyloid plaque, which is key to tracking Alzheimer’s Disease progression. We look forward to continued evaluation and selection of a lead candidate for clinical development. The potential commercialisation of an Alzheimer’s diagnostic imaging agent for PET opens up the possibility of an earlier, objective diagnosis for Alzheimer’s Disease, which would mark a dramatic advance for the patients and families affected by this condition,” said Peter Loescher, President of Amersham Health.

“Up to now, amyloid plaque, which is implicated in Alzheimer’s Disease progression, has been an unseen enemy. An Alzheimer’s Disease PET diagnostic could accelerate the development of a wide range of therapeutics for the disease by enabling us, to definitively measure a potential therapy’s ability to stop or reverse amyloid plaque deposits,” said Dr. William Klunk, Associate Professor of Psychiatry, of the University of Pittsburgh.

“Our R&D efforts are focused around identifying the best product candidates—either internally or externally and moving these into clinical trials as rapidly as possible. With regards to our Alzheimer’s program, we have sought to in-license the molecules that we believe are the most promising in development,” said Bill Clarke, MD, Executive Vice President, Research and Development, Amersham Health.

Initial preclinical development of these Alzheimer’s PET molecules was first conducted by the University of Pittsburgh under the leadership of Dr. Chet Mathis, Professor of Radiology, and Dr. Klunk. Human studies were begun in February 2002 in collaboration with Uppsala University, Sweden, under the leadership of Dr. Bengt Langstrom. To date, in studies performed by the University of Pittsburgh, the University of Uppsala, and Uppsala Imanet AB, these molecules have been evaluated in approximately 40 human subjects. Uppsala Imanet AB is a joint venture between Amersham and the University of Uppsala and is within Amersham’s international network of leading imaging research centres built principally around PET, which provide pharmaceutical companies with imaging solutions to accelerate their development of novel therapeutics.

PET is a rapidly growing nuclear medicine imaging technology unequalled by other imaging methods in its ability to provide diagnostic information at the molecular level. PET scans can detect changes at the sub-cellular or molecular level, enabling doctors to see small tumors, signs of heart disease or brain disorders such as Alzheimer’s Disease, even before the disease symptoms manifest themselves. PET is currently the gold standard for determining the viability of heart tissue for revascularisation, allowing doctors and physicians to determine whether bypass surgery or transplant is the appropriate treatment.

Since PET can accurately monitor the progress of disease and a patient’s response to treatment, the pharmaceutical industry is increasingly using PET to improve the speed and accuracy of evaluating the performance of new molecules in man, shortening times to bring new products to market and reducing risks in costly development programs. For patients, earlier diagnosis is improving opportunities for better treatment of cancer, heart disease and other neurological disorders

Editors Notes

Amersham plc (LSE.NYSE, OSE: AHM) is a leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.62 billion in 2002 and has over 10,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham Health, a business of Amersham plc, is a leading global pharmaceutical provider of diagnostic and predictive imaging products and services, providing healthcare professionals with products to expand and improve their diagnostic capabilities and contribute to the treatment of disease. Amersham Health is committed to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer.

Imanet™ was established by Amersham Health to create and use innovative imaging to facilitate and accelerate drug discovery and development, and to create new diagnostic intellectual property to enable physicians, to more accurately predict and diagnose disease and to tailor treatment accordingly. Amersham Health expects to add further centres to Imanet™ to expand its capabilities and increase capacity as the business grows.

For additional information, visit the Amersham Health Web site at www.amershamhealth.com or the Amersham corporate Web site at www.amersham.com

Contact:

Amersham plc:
Graeme Holland — UK (media), +44 1494 54 2115
graeme.holland@amersham.com

Amersham plc:
Alexandra Morris — UK (investors), +44 1494 54 2051
alexandra.morris@amersham.com

Amersham plc:
Lucy Morrison — US (investors and media), +1 732 322 0240
Lucy.Morrison@amersham.com

University of Pittsburgh Medical Center News Bureau
Craig Dunhoff +1 412 647 3555
DunhoffCC@upmc.edu

Cautionary statement for purposes of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides for a “safe harbor” for forward-looking statements. This press release contains certain forward-looking statements, which reflect the Company’s views about future events and financial performance. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

i.	Changes in demand for the products of Amersham plc worldwide or the markets for those products, as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

ii.	Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

iii.	Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Readers should also review the statements included in “Item 3. Key Information. D. Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the United States Securities and Exchange Commission (File No. 1-14710) for a discussion of additional factors or events which could cause actual results to differ materially from those projected or implied in any forward-looking statements.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

     This document contains forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of General Electric Company (“General Electric”) resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions of the acquisition, General Electric’s ability to successfully combine the business of GE Medical Systems and Amersham and to realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither General Electric nor Amersham undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

     This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric commences its acquisitions for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a Registration Statement relating to the offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.